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Meridian Fund, Inc. has been running mutual funds for over twenty years. The Meridian Growth Fund started in 1984, the Meridian Value Fund in 1994, and our newest, the Meridian Equity Income Fund, on January 31, 2005.

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Please take a moment to find out more about our firm and our funds, and why you should consider making Meridian Funds part of your investment portfolio.

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The Wall Street Transcript interview with Richard Aster

Meridian Value Fund included in New 'superstar portfolio' strategy – *MarketWatch September 11, 2006*
Paul Farrell picked the Meridian Value Fund out of 185 MidCap Blend stock funds. The article states that the Meridian Value Fund is tops with a whopping 17.4% average return for the past 10 years.

Meridian Growth and Meridian Value Funds included in Money65 list - *Money February 2006*

Meridian Growth Fund included in Kiplinger's TOP 15 Picks - *Kiplinger's Mutual Funds 2006*

Meridian Growth Fund included in 2006 USA Today All-Star Mutual Funds - *USA Today March 3, 2006*

Lipper Ranks Meridian Value Fund Number One
(© 2006 REUTERS. Click for Restrictions)

The Wall Street Transcript interview with Jamie England

Meridian Value Fund tops list in "SmartMoney Fund Screen/Long-Term Winners"

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© 2000-2006 Meridian Fund, Inc. All rights reserved.

EXCERPTED FROM: SEPTEMBER 4, 2006 THE WALL STREET TRANSCRIPT Questioning Market Leaders For Long Term Investors THE FOLLOWING REPORT IS EXCERPTED FROM THE WALL STREET TRANSCRIPT MONEY MANAGER INTERVIEW RICHARD F. ASTER JR. Aster Investment Management
NOTICE
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CHIEF EXECUTIVE OFFICER FORUMS/INTERVIEWS
Important Note: Wall Street Transcript forums and interviews with Chief Executive Officers are published verbatim as editorial content and include “forward-looking statements” (as such term is defined in the United States Private Securities Litigation Reform Act of 1995). These “forward-looking statements” may be subject to and be made pursuant to the “safe-harbor” provisions of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Since these statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such “forward-looking statements”. Such factors are often included in the company’s filings of reports with the United States Securities and Exchange Commission, including Forms 10-K, 10-Q, 8-K and Proxy Statements; the company’s annual and interim reports to shareholders and similar documents. In carrying out our responsibilities to our readers and to the Chief Executive Officers selected for forums or interviews, we are required to offer, and we offer, each Chief Executive Officer an opportunity to back-up the interview and provide our readers and potential investors with specific financial data, including earnings statements, balance sheet statements and other material business and financial data, through the sponsored publication of such reports or highlights therefrom, with meaningful information.
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Published by Wall Street Transcript Corporation 67 Wall Street, New York, NY 10005 Copyright 2006 Wall Street Transcript Corporation All Rights Reserved

MONEY MANAGER INTERVIEW

Investing in Small & Mid-Cap Growth

RICHARD F. ASTER JR., ASTER INVESTMENT MANAGEMENT



RICHARD F. ASTER JR., President of Aster Investment Management, was born in 1940 in Southern California. His formal education included undergraduate and graduate degrees in Economics from the University of California, Santa Barbara. Mr. Aster worked for the U. S. Treasury Department and invested privately before joining Newburger, Loeb & Company, a New York Stock Exchange firm, in 1970. He worked for Newburger, Loeb for almost two years as a West Coast analyst before joining Robertson, Colman, Siebel & Weisel (which became Montgomery Securities and subsequently Bank of America Securities, Montgomery Division). Mr. Aster's responsibilities at B of A Montgomery Securities included formulating the firm's economic overview and investment strategy. His primary areas of research included emerging growth stocks and special situations covering a broad number of industries. Mr. Aster successfully managed accounts on a discretionary basis during this period. He left B of A Montgomery Securities in March 1977 to form Aster Investment Management Co., Inc. In 1984, Mr. Aster started the Meridian Growth Fund, a no-load mutual fund investing in growth stocks. In 1994, Mr. Aster started the Meridian Value Fund, a no-load mutual fund investing in stocks deemed undervalued, and in 2005 started the Meridian Equity Income Fund.

SECTOR - GENERAL INVESTING

(ZCT502) TWST: Would you start by telling us about your firm and your responsibilities there?

Mr. Aster: Aster Investment Management manages approximately $3.4 billion in assets. We have three Meridian Funds. The Growth Fund was started in 1984, the Value Fund in 1994, and the Equity Income Fund in 2005. The business is operated efficiently. We have nine employees. Five of us work in research and four in administration and trading. The Funds' administrative functions are partially outsourced.

We use a team approach in managing the Funds. I head up the Value and the Equity Income Funds' research effort, but our analysts do the work on specific companies. Today, however, we are going to focus on the Meridian Growth Fund. The Growth Fund has approximately $1.6 billion in assets. T.J. Qatato and I do the research and I make the final investment decisions.

TWST: What is the investment climate like right now for your type of growth investing?

Mr. Aster: The investment environment is difficult at this time. The economy has grown rapidly with little inflation during the past two years. We are going through a transition to slower growth and somewhat higher inflation levels. This is resulting in slower earnings growth and some valuation contraction.

Copyrighted material: For reproduction permission contact Kenneth Wolfrath (212) 952-7400

M O N E Y M A N A G E R I N T E R V I E W — R I C H A R D F . A S T E R J R .
TWST: This is the outlook for the rest of the year?
Mr. Aster: Yes. No one knows for sure how stocks will perform in the short term. Our best guess is that stock market returns will be average in the foreseeable future, 10% to 12% on an annualized basis. The Growth Fund has done better than its peers so far this year. We are up approximately
5% through the middle of August. But it hasn’t been easy.
TWST: Tell us about the investment process. What are the characteristics that you are looking for in potential holdings?
Mr. Aster: We invest in small and mid-cap growth companies. Our research universe consists, with a few exceptions, of companies with a market value of between $500 million and $2 billion. We want companies that have the potential to grow EPS at double-digit rates for several years. Our portfolio is concentrated, with 40 to 45 positions. The focus is long-term investing. Our average holding period is somewhat in excess of three years and 95% of our gains are long term. This is tax efficient.
We take valuation into consideration when we purchase a stock. This distinguishes us from many growth managers. Valuing companies is both a science and an art. We know all the valuation measures but the final buy decision is instinctive and intuitive, at least with us. Those investors who don’t pay attention to valuation, history clearly shows, will regret it, sooner or later. We use a bottom-up ap-
proach and don’t pay much attention to interest rates or the economy. Our heaviest areas of concentration historically have been in the retail, restaurant, technology, healthcare and the financial sectors. This is where we find the growth. In summary, we attempt to buy good companies at a reasonable price and let it go at that. There are no tricks.
TWST: What process do you use for finding companies?
Mr. Aster: There is no secret formula. It is an ongoing process and hard work. We monitor 100 to 200 companies in our universe that we don’t own but that are investment candidates. Monitoring means we attend research conferences, listen to conference calls and Web casts, read SEC documents and talk with management. There will be an opportunity to buy shares in most companies, if we are patient. Industry conditions may change for the better or a specific company’s outlook may improve. But most of the time, for whatever reason, the valuation becomes attractive.
You asked what we look for in a specific company. There are four criteria. First, we look for a company that addresses a market that is conducive to growth. We will not find a lot of growth stocks in the steel or auto industry. Second, the company must have a significant market share. Market leaders have an advantage. They are usually the low-cost producer, have access to capital at a lower cost, have larger marketing budgets and size makes for production and purchasing efficiencies. Third, the company must have a return on eq-
Highlights
Richard F. Aster Jr. discusses the Meridian Growth Fund. He invests in small and mid-cap growth companies that have the potential to grow EPS at double-digit rates for several years. He looks for companies that address a market that is conducive to growth and has a significant market share. They must also have a return on equity to finance the growth and be well managed. He is heavily weighted in the consumer, technology, health care and financial services sectors, where he finds a lot of companies with sustainable and above average growth. He is a long-term investor with a low turnover compared to most other growth funds and 95% of his gains are long term. Companies include: American Tower (AMT); DENTSPLY (XRAY); Willis Group (WSH); EGL (EAGL); Las Vegas Sands (LVS).

MONEY MANAGER INTERVIEW — RICHARD F. ASTER JR.

uity to finance the growth. Otherwise, the growth won't be sustainable. Fourth, successful companies are well managed. Our experience is that a bad management will wreck a good business every time. We initially assess management the best we can and then continue to monitor their progress. Are they making the proper strategic decisions, are they building the infrastructure, the capital base and most important, are they bringing in good people, not only at the top level but at the middle management level as well? It is an ongoing process.

TWST: How do you measure the performance of your portfolio, and what is your track record?

Mr. Aster: The long-term record is the key. Lots of managers get hot for a year or two. Most rating services compare us to the Russell 2000 or other small and mid-cap growth funds. We have a compound annual rate of return of approximately 14% for 22 years and this compares favorably to our peers. Just as important, the performance was achieved by the same manager for the entire period.

TWST: Do you perform better in certain markets than in others?

Mr. Aster: Our relative performance is probably better in a normal or difficult market environment. We underperform in a speculative bull market. Remember, we pay attention to valuation. In the late 1990s, for example, we made money for our clients but underperformed. We did not own the Internet or the telecom companies. There was a speculative bubble and, in our opinion, the Internet and technology companies would never grow fast enough to justify their valuations. The party finally ended and during the following years we outperformed by a substantial margin. Many growth funds declined 50%-70% between 2000 and 2002, while we were up in excess of 20% during the same period.

"American Tower is the largest operator of wireless towers in the United States with approximately 23,000 sites. It is also the number one provider in Brazil and Mexico. American Tower's customers are primarily the cellular service providers, such as Cingular, Sprint Nextel, Verizon and T-Mobile as well as regional operators. American Tower has a strong and predictable business model with significant margin leverage from incremental business, which is occurring."

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TWST: Would you give us some idea of some of the stocks that you feel are representative of the portfolio, and the reasons why you found those companies attractive?

Mr. Aster: We can discuss a few of our largest holdings. **American Tower** (AMT) is the largest operator of wireless towers in the United States with approximately 23,000 sites. It is also the number one provider in Brazil and Mexico. **American Tower**'s customers are primarily the cellular service providers, such as Cingular, **Sprint Nextel**, Verizon and T-Mobile as well as regional operators. The industry is doing well. Cell phone subscribers continue to grow in excess of 8% while

MONEY MANAGER INTERVIEW — RICHARD F. ASTER JR.

minutes of use are growing 20%. Furthermore, the carriers need to add additional sites and equipment to improve network quality and build out 3G technology that offers higher network speed for email, Internet access and video. Data use is increasing at a rapid pace. **American Tower** has a strong and predictable business model with significant margin leverage from incremental business, which is occurring. Contracts with service providers range from five to 10 years and include 3.5% to 5% annual rate increases. The company will continue to generate cash flow, and at some point will convert to a REIT, to avoid paying taxes. **American Tower**, in our opinion, will continue solid growth for the next several years and the business won't be influenced much by the economy or interest rates.

TWST: What are the risk factors with a company in the cellular business?

Mr. Aster: It is hard to see significant risk at this point. The competitive landscape is not going to change given recent carrier consolidation. Maybe the cellular business slows down, but we don't think this will happen. Then there is always the possibility of a new or different technology, but there is nothing significant on the horizon.

DENTSPLY (XRAY) is another large position. The company is the leading provider of professional dental products in the United States and internationally. Consumables represent 36% of revenue, lab equipment 28% and specialty dental products 34%. **DENTSPLY** has the one or two market share position in most of its product categories. Geographically, 40% of the revenues are in the United States, 41% in Europe and 19% in the rest of the world. The dental market is a $15 billion global market, forecast to grow at a 5% to 6% annual rate. Growth drivers include the aging population, more interest in cosmetics dentistry, longer retention of natural teeth, and most important, rising living standards in developing countries. This is a way to participate in the rapid growth of countries such as India and China. Higher personal income levels will translate into higher healthcare expenditures. **DENTSPLY** appears to be a natural beneficiary.

"We take valuation into consideration when we purchase a stock. This distinguishes us from many growth managers. We know all the valuation measures but the final buy decision is instinctive and intuitive, at least with us. Those investors who don't pay attention to valuation, history clearly shows, will regret it, sooner or later."

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The company has a return on equity of 18% and a low debt to cap ratio of 25%. **DENTSPLY** generates free cash flow and we expect earnings will grow 12% or 13% during the next several years. The valuation, in our view, is attractive.

TWST: Those are companies that are market leaders in niche areas. Is that something you look for?

Mr. Aster: Most successful companies have a leading or significant market share. This is important to us for the reasons I mentioned earlier.

TWST: Do you have sector overweights?

Mr. Aster: We are usually weighted heavily in the consumer, technology, healthcare, and finan-

MONEY MANAGER INTERVIEW — RICHARD F. ASTER JR.

cial sectors. This is where we find companies with sustainable and above average growth, although we do hold stocks in other sectors as well. Today, we have approximately 16% of the portfolio in health care, 10% in financials, 17% in technology, and the consumer area represents 15%. These are our top weighted sectors. We aren't going to find growth stocks in the aluminum, paper or mining industries.

"DENTSPLY has the one or two market share position in most of its product categories. Geographically, 40% of the revenues are in the United States, 41% in Europe and 19% in the rest of the world. The dental market is a $15 billion global market, forecast to grow at a 5% to 6% annual rate. Higher personal income levels will translate into higher healthcare expenditures. DENTSPLY appears to be a natural beneficiary."

1-Year Daily Chart of American Tower


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TWST: What is your outlook for consumer stocks?

Mr. Aster: Our outlook is mixed. The consumer is under pressure and this will continue for the foreseeable future. The main culprits are higher energy prices, increasing mortgage rates and a weak housing market. This makes it difficult for retailers to post good numbers. On the other hand, the valuations on many retailers are more attractive than they have been for years. You need to be selective. We own retailers that are leaders in their area and don't deal in high-ticket discretionary merchandise. **Bed Bath & Beyond** (BBBY), **PetSmart** (PETM) and **Claire's Stores** (CLE) are examples.

TWST: What has been a recent purchase for the portfolio in the last few months?

Mr. Aster: We have owned a small position in **Willis Group** (WSH) for some time, but recently purchased additional shares, making it a much larger position. The company is an insurance broker and also does risk management and consulting. **Willis** offers its services to major multinational and middle-market companies through its network of 300 offices in 80 countries. Customers represent various industries including aerospace, marine, energy, construction, industrial and so on.

The insurance brokerage industry is large and fragmented and several industry participants got into legal trouble two years ago, primarily over contingency fees. **Willis** came through unscathed and has used the opportunity to beef up its marketing effort and infrastructure to gain share. The added investments initially hurt profitability but are now beginning to pay off.

We expect that **Willis** can grow revenue 10% to 12% for several years. Management's goal is to increase operating margins substantially, from the current 21% to 28% during the next few years. This, if successful, will lead to solid earnings growth. **Willis** has a good return on equity, a share repurchase plan and pays a dividend. We believe the company is well positioned for the future. The shares sell at approximately 14 times estimated earnings.

TWST: What triggers an exit from your portfolio and what is the average turnover?

Mr. Aster: Our portfolio turnover is less than a third, which means, on average, we own companies three years or more. This makes the

Fund tax efficient. The primary reason for selling a stock is that, in our view, the company’s long-term prospects have deteriorated. The industry or competitive landscape may have changed. Maybe management has failed to execute. We don’t sell on modest overvaluation, but if the price becomes extreme and the risk/reward ratio moves way out of line, we’ll sell. We will also adjust the portfolio based on performance. This has improved our performance and lowered volatility through the years. For example, if a stock becomes 5% of the portfolio, up from 2%, we will cut it back to say 2.5% or 3%. Those are the primary reasons we sell.
“Willis Group is an insurance broker and also does risk management and consulting. Willis offers its services to major multinational and middle-market companies through its network of 300 offices in 80 countries. Customers represent various industries including aerospace, marine, energy, construction, industrial and so on. We expect that Willis can grow revenue 10% to 12% for several years. Management’s goal is to increase operating margins substantially, from the current 21% to 28% during the next few years.”
TWST: Do you have an example of a stock that you trimmed back on or sold outright over the last year?
Mr. Aster: There are several. EGL, Inc.
(EAGL) is a company we initially purchased at approximately $17. The stock appreciated into the $40s, at which point it represented in excess of 3.5% of the portfolio, up from 2%. We sold shares and reduced our position to under 2.5%. The same thing happened with Las Vegas Sands (LVS). This works in the other direction as well. We may own a stock that declines in value, but the business outlook remains sound. This presents an opportunity for us to increase our position and we often do.
TWST: What about risk in the portfolio. How do you attempt to control that?
Mr. Aster: We don’t attempt market timing. Our cash remains in the area of 5%. We control risk, to a large extent, by investing in companies that have consistent earnings growth and that are not highly cyclical. We pay attention to valuation. Finally, as I stated earlier, we will reduce our positions as the shares appreciate substantially. These measures have worked. We have done relatively better than our peers in difficult times.
TWST: Do you have a reserve bench of stocks?
Mr. Aster: We monitor approximately 100 to 200 companies that we don’t currently own and these are companies that we do like for one reason or another, and we will own them if the valuation becomes attractive or if the fundamentals change, or something happens to ignite us to purchase the shares.
TWST: What differentiates your growth investment approach from that at other companies?
Mr. Aster: There are a few things that differentiate us from other funds. First, the Fund started in 1984 and has had the same Portfolio Manager the entire time. This is unusual. Second, I am the single largest individual private shareholder in the Fund. Third, we focus more on valuation than do most growth stock managers. Finally, we are long-term investors. Our turnover is low compared to most growth funds and in excess of 95% of our gains are long term. These are some of the important distinguishing characteristics.
TWST: Who are your typical clients? Is it mostly institutional?
Mr. Aster: The average investor in our Fund has an investment of around $21,000. We have retail investors and there are a number of investment advisors who use the Fund for pension plans, 401(k) plans and other forms of savings accounts.
TWST: Do you closely monitor company performance and accountability?
Mr. Aster: Management must be held accountable over the long term. We assess management continuously but don’t attempt to influence their decisions or how they run the business. We simply sell the shares if we don’t like what is going on. Proxy voting is an important matter for us. The continuous issue and exercise of stock options is a particular area of concern. We vote against option grants because we believe, in general, the policy is abusive and transfers value disproportionately from shareholders to management.
TWST: What about mergers and acquisitions in this arena? Do you like stocks that are doing the acquiring?
Mr. Aster: Not necessarily. Acquisitions are difficult to digest and most of the time create problems, especially if they are large and not in the exact same business. Also, we don’t purchase stocks with the hope the company will be acquired. The company must be attractive based on its fundamental outlook and valuation. If the company happens to get bought out at a premium, great. For example, Mercury Interactive and FileNet
(FILE), two software companies that we own, are being acquired at a premium and for cash.
TWST: Looking ahead, do you see any potential problem areas or challenges to your type of investment?
Mr. Aster: There are no unusual challenges at this time. Investing is always difficult. We have been successful for a long time and believe our strategy is sound and will continue to do well. We must continue to work hard, focus and execute. That’s about it.
TWST: What advice would you leave investors or potential investors in the Meridian Growth Fund at this time?
Mr. Aster: A potential investor should consider two things before investing in the Meridian Growth Fund. First, they should have a long-term horizon, at least three years and hopefully longer. Second, they need to allocate the proper dollar amount of their total net worth to the Fund. There are many variables and everyone is different, but stocks are volatile and if the allocation is wrong, an investor is more likely to sell out at the wrong time.
TWST: Is this a good time to get into the market? You said it was a difficult environment.
Mr. Aster: Nobody can predict what the market will do in the short run. Instead of trying to time the market, I believe an investor should dollar cost average. Purchase the Fund every month. Maybe buy more when the Fund is down and less when the Fund is up. The Fund, in my opinion, will do well during the next several years, but again, no one knows for sure.
TWST: Is there anything that you wish to add?
Mr. Aster: No. There are no plans for change. We have a sound investment philosophy that has stood the test of time. Our track record is good and I have run the Fund since the beginning. That’s about it.
TWST: Thank you. (PS)
Note: Opinions and recommendations are as of 8/23/06.
RICHARD F. ASTER JR. Aster Investment Management 60 East Sir Francis Drake Boulevard Suite 306 Larkspur, CA 94939 (415) 461-8770

Meridian Equity Income FundSM is a no load, diversified mutual fund and began operations on January 31, 2005. The primary objective of the fund is to seek long-term growth of capital and income. The fund will emphasize investments in companies that pay dividends or interest, have the potential for capital appreciation and which the Investment Adviser believes may have the capacity to raise dividends in the future. Richard F. Aster, Jr. will manage the fund. Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.
For the most recent performance, please call our shareholder services at 800-446-6662
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy | Disclosure of Portfolio Holdings | Proxy Voting
© 2000-2006 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.
July 11, 2006
To Our Shareholders:
Stocks experienced a difficult quarter, with investors anticipating higher inflation and slower economic growth during the balance of the year. The S&P 500 declined 1.9%. Small cap stocks, after a strong March quarter, were hardest hit: the NASDAQ dropped 7.2% and the Russell 2000 declined 5.0%. Transportation, lodging and energy related stocks were among the best performing sectors. The worst performing groups included home construction, tires and toys. Interest rates continued higher. The rate on the ten-year government bond advanced from 4.85% to 5.14%.
The economy grew at a rapid rate of 5.6% during the first quarter, but slowed during the just ended June quarter and is expected to post modest growth during the balance of 2006. Inflation has become a concern, fueled by higher commodity prices. The Federal Reserve has raised the Fed Funds rate to 5.25% and is pursuing more restrictive money growth to combat the rising inflationary pressures. The question is how long will the Fed’s policy take and how much damage will it do to the economy. We believe the job will be completed during the second half of this year and will result in slower growth, but not a full-scale recession. The strongest economic sector during the balance of the year, in our opinion, will continue to be business fixed investment. We expect consumer expenditures will show modest growth, with the exception of residential construction and auto sales.
We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders.
The prospectus, news articles and information on how to purchase shares of the Funds are available on our website at www.meridianfund.com.
Richard F. Aster, Jr.
Meridian Equity Income Fund»
The Meridian Equity Income Fund’s net asset value per share at June 30, 2006 was $11.05. This represents an increase of 5.5% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, January 31, 2005, were 11.9% and 8.3%, respectively. The Fund’s assets at the close of the quarter were invested 4.3% in cash and 95.7% in stocks. Total net assets were $25,450,702 and there were 457 shareholders.
The Equity Income Fund continues to focus on companies with above-average yields and strong financial returns that, in our opinion, have the ability to grow dividends. The portfolio is diversified with 36 positions representing 25 different industry groups. At the end of the second quarter, the portfolio’s average holding had a return on equity and average dividend yield of 17.7% and 2.96% respectively, both measures substantially higher than the average S&P 500 stock. The average position had a market capitalization of $16 billion, a debt ratio of 45% and earnings per share that are expected to grow 9.3% during the next several years. We believe these financial characteristics will lead to positive returns for the Fund.
During the quarter we purchased shares of IHOP, Mercury General, RPM International and VF Corp. We sold our shares in Jefferson-Pilot, Kinder Morgan, Masco Corp. and Pacer International.
We recently purchased shares in VF Corp., a leading manufacturer of branded apparel and related items in the U.S. and internationally. The company’s broad product line includes leading brands in jeans wear, outdoor apparel, intimate apparel and sportswear. Products are sold to department stores, specialty stores, chain stores and discounters. VF Corp. continues to gain share in this large market through expanded product offerings and selected acquisitions. The shares yield 3.18%, sell at 13.8 times earnings and the company has strong financial characteristics. Return on equity has averaged 19% during the past five years, debt is a conservative 25% of total capitalization and future earnings are expected to grow at 10%. We believe VF Corp. will be a rewarding investment for our shareholders.
Meridian Growth Fund
The Meridian Growth Fund’s net asset value per share at June 30, 2006 was $38.54. This represents an increase of 5.4% for the calendar year to date. The Fund’s total return and average annual compound rate of return since inception, August 1, 1984, were 1,608.9% and 13.8%, respectively. The Fund’s assets at the close of the quarter were invested 5.1% in cash and cash equivalents and 94.9% in stocks. Total net assets were $1,689,374,318 and there were 72,438 shareholders.
The interest rate and general economic issues referred to above make investing more difficult for now, but much of the uncertainty, in our opinion, is reflected in current prices. Valuations on small and mid-cap stocks are more attractive than they have been for some time. We believe this sector will experience positive investment results during the next several years. Stock selection, as usual, will be critical. Our heaviest areas of concentration remain technology, industrial services, consumer related and health care.
During the quarter we purchased shares of Carters, Cerner Corp. and RPM International. We sold our shares in STERIS Corp.

DENTSPLY International, a current holding, is the leading manufacturer of dental products and equipment, with the number one or two market share position in most categories. Growth, in our opinion, will remain strong for many years due to the aging of the population, longer retention of natural teeth and an increasing interest in cosmetic dentistry. Most important, 60% of DENTS-PLY’s business is outside the United States. The demand for dental products from developing countries continues to grow at a rapid pace, driven by strong economic growth and higher per capita income. The company, we believe, can grow revenue and earnings at double-digit rates and still generate free cash flow for several years. DENTSPLY has an experienced management team and sells at a reasonable valuation, especially considering the company’s growth prospects and ability to generate cash.
Meridian Value Fund
The Wall Street Journal ranked the Meridian Value Fund the twenty-sixth best performing stock fund for the ten-year period ending June 30, 2006. This is out of a universe of approximately 2,000 funds.
The Meridian Value Fund’s net asset value per share at June 30, 2006 was $36.14. This represents an increase of 4.4% for the calendar year to date. The Fund’s total return and average compounded annual rate of return since June 30, 1995, were 577.2% and 19.0%, respectively. The comparable period returns for the S&P 500 with dividends were 196.2% and 10.4%, respectively. The Fund’s assets at the close of the quarter were invested 5.3% in cash and cash equivalents and 94.7% in stocks. Total net assets were $1,686,874,055 and there were 80,875 shareholders.
Our investment strategy is unchanged. We continue to seek out-of-favor companies that have defensible positions in their industries, strong or improving balance sheets, reasonable valuations and good prospects for earnings growth. We believe that over the long term this strategy will continue to outperform. In our opinion the portfolio is well positioned, reasonably valued and diversified. We continue to invest in companies of all market capitalizations and our largest areas of concentration are technology, real estate and financials. We currently monitor, but don’t yet own, a number of solid companies that sell at reasonable valuations. The outlook for our approach, in our view, is favorable at this time.
During the quarter we purchased shares of AMVESCAP, Anheuser-Busch, Beckman Coulter, Cabot, Diebold, Hot Topic, International Flavors & Fragrances, MedImmune, SYSCO and XL Capital. We sold our shares in ADESA, Aracruz Celulose, Arch Coal, BJ’s Wholesale Club, Chiquita Brands International, Electronic Arts, Embraer-Empresa Brasileira de Aeronautica, Mettler-Toledo International, National Oilwell Varco, Northrop Grumman and ServiceMaster.
We recently invested in Entegris, a leading supplier of packaging and handling equipment and related consumables to the microelectronics industry. Earnings suffered in 2005 from poor industry conditions and acquisition integration costs related to the company’s merger with Mykrolis. Entegris has a dominant market share in most of the areas in which it competes and the completed merger should make the company an even more formidable competitor. Secular trends in the semiconductor industry such as smaller sizes and more demanding manufacturing conditions play to the company’s strength in micro-contamination control. Entegris has a clean balance sheet with over $1.50 in net cash per share and is reasonably valued at 14 times this year’s earnings estimates and less than 10 times our estimate of normalized earnings potential of $0.95. The entire semiconductor industry is out of favor, but we believe that conditions will eventually improve and Entegris will prove to be a positive investment for the Fund.

Meridian Equity Income Fund Summary of Portfolio Holdings
June 30, 2006
Portfolio Holdings by Category (% of total net assets)
Telecommunications Services 5.8% $ 1,473,116 Business Services 5.4 1,378,001 Consumer Products 5.4 1,371,335 Industrial Services 5.3 1,362,169 Paper/Forest Products 5.3 1,353,139 Electrical Equipment 5.3 1,350,853 Industrial Products 5.3 1,337,557 Insurance 5.2 1,336,805 Chemicals 5.1 1,309,351 Brokerage & Money Management 4.9 1,259,719 Banking 4.8 1,223,140 Agriculture 3.1 782,040 Pharmaceuticals 2.9 730,946 Oil & Gas 2.8 709,036 Automobile 2.8 708,539 Apparel 2.8 702,972 Retail 2.7 693,489 Restaurants 2.7 692,352 Basic Materials 2.7 688,050 Diversified Operations 2.7 681,200 Office Supplies 2.6 657,530 Healthcare Products 2.6 651,112 Furniture & Fixtures 2.5 646,982 Business Products 2.5 638,750 Insurance Brokers 2.5 628,357 Cash & Other Assets, Less Liabilities 4.3 1,084,162 Total Net Assets 100.0% $25,450,702

Meridian Growth Fund Summary of Portfolio Holdings
June 30, 2006
Portfolio Holdings by Category (% of total net assets)
Retail 10.5% $ 177,612,494 Industrial Services 9.7 163,872,560 Healthcare Products 8.3 139,371,001 Healthcare Services 6.8 115,265,066 Tech-Software 6.7 113,026,753 Brokerage & Money Management 4.9 83,528,714 Industrial Products 4.5 75,794,366 Tech-Hardware 4.0 68,062,080 Banking 3.9 65,969,641 Business Services 3.8 64,925,802 Consumer Services 3.6 61,173,625 Cellular Communications 3.1 51,889,488 Restaurants 3.0 50,406,421 Hotels & Lodging 2.8 47,105,300 Insurance 2.7 45,742,902 Construction 2.6 43,358,927 Real Estate 2.5 42,321,730 Leisure & Amusement 2.5 41,958,911 Insurance Brokers 2.5 41,406,753 Business Products 2.4 39,739,562 Aerospace/Defense 2.2 37,911,024 U.S. Government Obligations 1.5 24,834,583 Chemicals 1.0 16,707,780 Apparel 0.9 15,605,594 Cash & Other Assets, Less Liabilities 3.6 61,783,241 Total Net Assets 100.0% $1,689,374,318

Meridian Value Fund Summary of Portfolio Holdings
June 30, 2006
Portfolio Holdings by Category (% of total net assets)
Technology 10.9% $ 184,477,573 Real Estate 7.6 128,001,643 Banking 7.5 126,474,850 Industrial Services 6.5 109,135,836 Retail 6.1 102,787,265 Industrial Products 5.8 98,698,984 Energy 5.7 96,163,629 Consumer Products 5.0 84,617,595 Telecommunications Equipment 5.0 84,453,462 Healthcare Products 4.7 78,816,370 Pharmaceuticals 4.0 66,977,498 Healthcare Services 2.7 45,231,680 Media 2.6 43,301,695 Consumer Products/Food & Beverage 2.4 40,955,670 Telecommunications Services 2.3 38,121,600 Insurance 2.2 38,024,990 Aerospace/Defense 2.2 37,188,648 Utilities 2.1 36,135,611 U.S. Government Obligations 2.1 34,764,903 Information Technology Services 1.8 29,964,600 Publishing 1.6 27,283,620 Basic Materials 1.6 27,202,400 Insurance Brokers 1.2 19,680,510 Restaurants 1.1 19,176,496 Oil & Gas 1.1 18,956,333 Business Products 1.0 16,260,186 Cash & Other Assets, Less Liabilities 3.2 54,020,408 Total Net Assets 100.0% $1,686,874,055

Meridian Fund, Inc. Disclosure of Fund Expenses (Unaudited)
For the Six Month Period January 1, 2006 to June 30, 2006
We believe it is important for you to understand the impact of fees and expenses on your investment. All mutual funds have operating expenses. As a shareholder of the Fund, you incur ongoing costs, which include costs for portfolio management, administrative services, and shareholder reports (like this one), among others. Operating expenses, which are deducted from a Fund’s gross income, directly reduce the investment return of the portfolio. A Fund’s expenses are expressed as a percentage of its average net assets. This figure is known as the expense ratio. The following examples are intended to help you understand the ongoing costs (in dollars) of investing in your Fund and to compare these costs with those of other mutual funds. The examples are based on an investment of $1,000 made at the beginning of the period shown and held for the entire period and assume reinvestment of all dividends and distributions.
Beginning Ending Expenses Account Value Account Value Expense Paid During 01/01/06 06/30/06 Ratio(1) Period(2) Actual Fund Return (See explanation below)
Meridian Equity Income Fund $1,000.00 $1,055.40 1.25%(4) $6.36
Meridian Growth Fund $1,000.00 $1,053.90 0.85% $4.32
Meridian Value Fund $1,000.00 $1,043.60 1.09% $5.55
Hypothetical 5% Return(3) (See explanation below) Meridian Equity Income Fund $1,000.00 $1,018.61 1.25%(4) $6.24
Meridian Growth Fund $1,000.00 $1,020.59 0.85% $4.25
Meridian Value Fund $1,000.00 $1,019.37 1.09% $5.48
(1) Annualized, based on the Fund’s most recent fiscal half-year expenses.
(2) Expenses are equal to the Fund’s annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365. (3) Before expenses. (4) See note 2 to Financial Statements.
The table above illustrates your Fund’s costs in two ways:
Actual Fund Return: This section helps you to estimate the actual expenses that you paid over the period. The “Ending Account Value” shown is derived from the Fund’s actual return, the third column shows the period’s annualized expense ratio, and the last column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund at the beginning of the period. You may use the information here, together with your account value, to estimate the expenses that you paid over the period.
To do so, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period.”

Hypothetical 5% Return: This section is intended to help you compare your Fund’s costs with those of other mutual funds. It assumes that the Fund had a return of 5% before expenses during the period shown, but that the expense ratio is unchanged. In this case, because the return used is not the Fund’s actual return, the results do not apply to your investment. You can assess your Fund’s costs by comparing this 5% Return hypothetical example with the 5% Return hypothetical examples that appear in shareholder reports of other funds.
Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs such as short-term redemption and exchange fees or sales and service charges you may pay third party broker/dealers. Had these transactional costs been included, your costs would have been higher. Therefore, the hypothetical section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.

Meridian Equity Income Fund Schedule of Investments
June 30, 2006 Shares Value COMMON STOCK — 95.7% AGRICULTURE — 3.1% Delta & Pine Land Co 26,600 $ 782,040 APPAREL — 2.8% VF Corp 10,350 702,972 AUTOMOBILE — 2.8% Autoliv, Inc. (Sweden) 12,525 708,539 BANKING — 4.8% Comerica, Inc 11,550 600,484 Regions Financial Corp 18,800 622,656 1,223,140 BASIC MATERIALS — 2.7% PPG Industries, Inc 10,425 688,050 BROKERAGE & MONEY MANAGEMENT — 4.9% Mellon Financial Corp 18,300 630,069 Waddell & Reed Financial, Inc. Class A 30,625 629,650 1,259,719 BUSINESS PRODUCTS — 2.5% Diebold, Inc 15,725 638,750 BUSINESS SERVICES — 5.4% ABM Industries, Inc . 39,900 682,290 R. R. Donnelley & Sons Co 21,775 695,711 1,378,001 CHEMICALS — 5.1% Lubrizol Corp 16,325 650,551 RPM International, Inc 36,600 658,800 1,309,351 Shares Value CONSUMER PRODUCTS — 5.4% Newell Rubbermaid, Inc 25,750 $ 665,123 Reynolds American, Inc 6,125 706,212 1,371,335 DIVERSIFIED OPERATIONS — 2.7% E.I. du Pont de Nemours & Co 16,375 681,200 ELECTRICAL EQUIPMENT — 5.3% Emerson Electric Co . 8,400 704,004 Hubbell, Inc. Class B 13,575 646,849 1,350,853 FURNITURE & FIXTURES — 2.5% Leggett & Platt, Inc . 25,900 646,982 HEALTHCARE PRODUCTS — 2.6% Hillenbrand Industries, Inc 13,425 651,112 INDUSTRIAL PRODUCTS — 5.3% Bemis Co 22,575 691,247 Briggs & Stratton Corp 20,775 646,310 1,337,557 INDUSTRIAL SERVICES — 5.3% Genuine Parts Co 16,075 669,685 Waste Management, Inc 19,300 692,484 1,362,169 INSURANCE — 5.2% Lincoln National Corp 11,950 674,458 Mercury General Corp 11,750 662,347 1,336,805
The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund Schedule of Investments (continued)
June 30, 2006
Shares Value COMMON STOCK (continued) INSURANCE BROKERS — 2.5% Willis Group Holdings, Ltd. (United Kingdom) 19,575 $628,357 OFFICE SUPPLIES — 2.6% Avery Dennison Corp 11,325 657,530 OIL & GAS — 2.8% Chevron Corp 11,425 709,036 PAPER/FOREST PRODUCTS — 5.3% Kimberly-Clark Corp . 10,915 673,455 Sonoco Products Co . 21,475 679,684 1,353,139 PHARMACEUTICALS — 2.9% Eli Lilly & Co 13,225 730,946 RESTAURANTS — 2.7% IHOP Corp 14,400 692,352 RETAIL — 2.7% Limited Brands, Inc 27,100 693,489 TELECOMMUNICATIONS SERVICES — 5.8% Alltel Corp 10,375 662,236 BellSouth Corp 22,400 810,880 1,473,116 TOTAL INVESTMENTS — 95.7% (Identified cost $23,118,017) 24,366,540 CASH AND OTHER ASSETS, LESS LIABILITIES — 4.3% 1,084,162 NET ASSETS — 100.0% $25,450,702
The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund Schedule of Investments
June 30, 2006
Shares Value COMMON STOCK — 94.9% AEROSPACE/DEFENSE — 2.2% BE Aerospace, Inc.* 1,658,400 $ 37,911,024 APPAREL — 0.9% Carter’s, Inc.* 590,450 15,605,594 BANKING — 3.9% SVB Financial Group* 777,400 35,340,604 UCBH Holdings, Inc . 1,851,816 30,629,037 65,969,641 BROKERAGE & MONEY MANAGEMENT — 4.9% Affiliated Managers Group, Inc.* 483,545 42,015,225 T. Rowe Price Group, Inc 1,097,950 41,513,489 83,528,714 BUSINESS PRODUCTS — 2.4% Diebold, Inc 978,325 39,739,562 BUSINESS SERVICES — 3.8% CSG Systems International, Inc.* 1,410,630 34,898,986 Mercury Interactive Corp.* 858,645 30,026,816 64,925,802 CELLULAR COMMUNICATIONS — 3.1% American Tower Corp. Class A* 1,667,400 51,889,488 CHEMICALS — 1.0% RPM International, Inc 928,210 16,707,780 CONSTRUCTION — 2.6% Granite Construction, Inc 957,785 43,358,927 Shares Value CONSUMER SERVICES — 3.6% Regis Corp 997,200 $ 35,510,292 Rollins, Inc 1,306,687 25,663,333 61,173,625 HEALTHCARE PRODUCTS — 8.3% C. R. Bard, Inc 577,275 42,291,167 DENTSPLY International, Inc 763,000 46,237,800 Edwards Lifesciences Corp.* 970,485 44,089,134 Symmetry Medical, Inc.* 438,500 6,752,900 139,371,001 HEALTHCARE SERVICES — 6.8% Cerner Corp.* 865,230 32,108,685 DaVita, Inc.* 848,400 42,165,480 Laboratory Corp. of America Holdings* 658,700 40,990,901 115,265,066 HOTELS & LODGING — 2.8% Las Vegas Sands Corp.* 605,000 47,105,300 INDUSTRIAL PRODUCTS — 4.5% Airgas, Inc 1,103,575 41,108,169 Dionex Corp.* 634,581 34,686,197 75,794,366 INDUSTRIAL SERVICES — 9.7% Allied Waste Industries, Inc.* 3,514,725 39,927,276 EGL, Inc. * 810,278 40,675,956 Republic Services, Inc 996,100 40,182,674 United Rentals, Inc.* 1,347,300 43,086,654 163,872,560 INSURANCE — 2.7% Mercury General Corp 811,476 45,742,902
The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund Schedule of Investments (continued)
June 30, 2006
Shares Value COMMON STOCK (continued)
INSURANCE BROKERS — 2.5% Willis Group Holdings, Ltd. (United Kingdom) 1,289,930 $ 41,406,753
LEISURE & AMUSEMENT — 2.5% Royal Caribbean Cruises, Ltd 1,096,965 41,958,911
REAL ESTATE — 2.5% Host Hotels & Resorts, Inc.(a) 1,935,150 42,321,730
RESTAURANTS — 3.0% CBRL Group, Inc 600,888 20,382,121
Ruby Tuesday, Inc 1,230,000 30,024,300
50,406,421
RETAIL — 10.5% Bed Bath & Beyond, Inc.* 948,300 31,455,111
Claire’s Stores, Inc 1,062,740 27,110,497
Foot Locker, Inc 1,462,825 35,824,584
PetSmart, Inc 1,281,000 32,793,600
Ross Stores, Inc 1,206,300 33,836,715
Zale Corp.* 688,750 16,591,987
177,612,494
TECH-HARDWARE — 4.0% American Power Conversion Corp 1,556,573 30,337,608
Vishay Intertechnology, Inc.* 2,398,250 37,724,472
68,062,080
Shares Value TECH-SOFTWARE — 6.7% Advent Software, Inc.* 1,066,438 $ 38,466,419
Cognos, Inc.* (Canada) 929,065 26,431,899
FileNet Corp.* 749,500 20,184,035
Getty Images, Inc.* 440,000 27,944,400
113,026,753
TOTAL COMMON STOCK — 94.9% (Identified cost $1,288,946,653) 1,602,756,494
U.S. GOVERNMENT OBLIGATIONS — 1.5% U.S. Treasury Bill @ 4.812% due 08/10/06 (Face Value $15,000,000) 14,921,833
U.S. Treasury Bill @ 4.864% due 09/07/06 (Face Value $10,000,000) 9,912,750
TOTAL U.S. GOVERNMENT OBLIGATIONS (Identified cost $24,832,300) 24,834,583
TOTAL INVESTMENTS — 96.4% (Identified cost $1,313,778,953) 1,627,591,077
CASH AND OTHER ASSETS, LESS LIABILITIES — 3.6% 61,783,241
NET ASSETS — 100.0% $1,689,374,318
* Non-income producing securities.
(a) Real Estate Investment Trust (REIT) The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Schedule of Investments
June 30, 2006

	Shares	Value
COMMON STOCK - 94.7%		
AEROSPACE/DEFENSE - 2.2%		
BE Aerospace, Inc.*	1,626,800	$ 37,188,648
BANKING - 7.5%		
AMVESCAP PLC ADR (United Kingdom)	674,000	12,462,260
Federated Investors, Inc. Class B	785,700	24,749,550
Greater Bay Bancorp	579,200	16,652,000
JPMorgan Chase & Co.	1,124,000	47,208,000
Regions Financial Corp.	767,000	25,403,040
		126,474,850
BASIC MATERIALS - 1.6%		
Barrick Gold Corp. (Canada)	919,000	27,202,400
BUSINESS PRODUCTS - 1.0%		
Diebold, Inc.	400,300	16,260,186
CONSUMER PRODUCTS - 5.0%		
Newell Rubbermaid, Inc.	2,012,100	51,972,543
Pactiv Corp.*	1,318,992	32,645,052
		84,617,595
CONSUMER PRODUCTS/FOOD & BEVERAGE - 2.4%		
Anheuser-Busch Cos., Inc.	525,000	23,934,750
International Flavors & Fragrances, Inc.	483,000	17,020,920
		40,955,670
ENERGY - 5.7%		
El Paso Corp.	1,274,300	19,114,500
GlobalSanteFe Corp.	508,900	29,388,975
Hanover Compressor Co.*	1,504,300	28,250,754
Tidewater, Inc.	394,500	19,409,400
		96,163,629
HEALTHCARE PRODUCTS - 4.7%		
Baxter International, Inc.	1,431,600	$ 52,625,616
Beckman Coulter, Inc.	317,500	17,637,125
Thoratec Corp.*	616,700	8,553,629
		78,816,370
HEALTHCARE SERVICES - 2.7%		
AmerisourceBergen Corp.	1,079,000	45,231,680
INDUSTRIAL PRODUCTS - 5.8%		
Cabot Corp.	284,500	9,820,940
General Electric Co.	491,400	16,196,544
Manitowoc Co., Inc. (The)	944,600	42,034,700
Sealed Air Corp.	407,500	21,222,600
Spartech Corp.	417,000	9,424,200
		98,698,984
INDUSTRIAL SERVICES - 6.5%		
Allied Waste Industries, Inc.*	3,788,500	43,037,360
Sysco Corp.	581,300	17,764,528
Waste Management, Inc.	1,347,100	48,333,948
		109,135,836
INFORMATION TECHNOLOGY SERVICES - 1.8%		
BearingPoint, Inc.*	3,580,000	29,964,600
INSURANCE - 2.2%		
Conseco, Inc.*	597,900	13,811,490
XL Capital, Ltd. (Bermuda)	395,000	24,213,500
		38,024,990
INSURANCE BROKERS - 1.2%		
Willis Group Holdings, Ltd. (United Kingdom)	613,100	19,680,510

The accompanying notes are an integral part of the financial statements.

14

Meridian Value Fund Schedule of Investments (continued)
June 30, 2006
Shares Value COMMON STOCK (continued) MEDIA — 2.6% Time Warner, Inc 2,195,500 $ 37,982,150 Valassis Communications, Inc.* 225,500 5,319,545 43,301,695 OIL & GAS — 1.1% Kinder Morgan Management, LLC.* 440,640 18,956,333 PHARMACEUTICALS — 4.0% Medimmune, Inc.* 735,200 19,923,920 Schering-Plough Corp 2,472,600 47,053,578 66,977,498 PUBLISHING — 1.6% Pearson PLC ADR (United Kingdom) 1,998,800 27,283,620 REAL ESTATE — 7.6% Apartment Investment & Management Co. Class A(a) 800,900 34,799,105 Equity Residential(a) 862,300 38,570,679 Healthcare Realty Trust, Inc.(a) 534,100 17,011,085 Host Hotels & Resorts, Inc.(a) 1,720,200 37,620,774 128,001,643 RESTAURANTS — 1.1% Ruby Tuesday, Inc 785,600 19,176,496 RETAIL — 6.1% HOT Topic, Inc.* 1,217,300 14,011,123 Jean Coutu Group, Inc. Class A (Canada) 1,512,300 15,850,497 Ross Stores, Inc 1,212,900 34,021,845 Safeway, Inc 1,496,300 38,903,800 102,787,265 Shares Value TECHNOLOGY — 10.9% Analog Devices, Inc . 1,055,000 $33,907,700 Entegris, Inc.* 2,435,400 23,209,362 Intersil Corp. Class A 769,300 17,886,225 Symbol Technologies, Inc 2,854,800 30,803,292 Tektronix, Inc 730,000 21,476,600 Western Digital Corp.* 1,517,400 30,059,694 Xilinx, Inc 1,198,000 27,134,700 184,477,573 TELECOMMUNICATIONS EQUIPMENT — 5.0% Nokia Oyj ADR (Finland) 2,155,200 43,664,352 Powerwave Technologies, Inc.* 2,256,200 20,576,544 Tellabs, Inc.* 1,518,600 20,212,566 84,453,462 TELECOMMUNICATIONS SERVICES — 2.3% DIRECTV Group, Inc. (The)* 2,310,400 38,121,600 UTILITIES — 2.1% Hawaiian Electric Industries, Inc 703,275 19,628,405 TECO Energy, Inc 1,104,900 16,507,206 36,135,611 TOTAL COMMON STOCK — 94.7% (Identified cost $1,428,802,460) 1,598,088,744
The accompanying notes are an integral part of the financial statements.

Meridian Value Fund Schedule of Investments (continued)
June 30, 2006
Value U.S. GOVERNMENT OBLIGATIONS — 2.1% U.S. Treasury Bill @ 4.812% due 08/10/06 (Face Value $20,000,000) $19,895,778 U.S. Treasury Bill @ 4.864% due 09/07/06 (Face Value $15,000,000) 14,869,125 TOTAL U.S. GOVERNMENT OBLIGATIONS (Identified cost $34,761,478) 34,764,903 TOTAL INVESTMENTS — 96.8% (Identified cost $1,463,563,938) 1,632,853,647 CASH AND OTHER ASSETS, LESS LIABILITIES — 3.2% 54,020,408 NET ASSETS — 100.0% $1,686,874,055
* Non-income producing securities. (a) Real Estate Investment Trust (REIT) ADR — American Depository Receipt The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Assets and Liabilities
June 30, 2006
Equity Income Fund Growth Fund Value Fund ASSETS Investments (Cost $23,118,017, $1,313,778,953 and $1,463,563,938, respectively) $24,366,540 $1,627,591,077 $1,632,853,647 Cash 1,078,196 60,298,210 53,018,665 Receivable for: Capital shares purchased 2,310 664,352 483,647 Dividends 42,190 1,134,719 1,251,963 Interest 4,114 191,548 154,520 Securities sold — 5,074,679 10,816,529 Prepaid expenses 43 6,276 8,204 TOTAL ASSETS $25,493,393 $1,694,960,861 $1,698,587,175 LIABILITIES Payable for: Capital shares sold — 667,300 1,072,044 Securities purchased — 3,652,042 8,913,191 Accrued expenses: Investment advisory fees 9,978 1,036,341 1,393,870 Other payables and accrued expenses 32,713 230,860 334,015 TOTAL LIABILITIES 42,691 5,586,543 11,713,120 NET ASSETS $25,450,702 $1,689,374,318 $1,686,874,055 Capital shares issued and outstanding, par value $0.01 (500,000,000, 500,000,000 and 500,000,000 shares authorized, respectively) 2,303,908 43,832,006 46,673,089 Net asset value per share (offering and redemption price) $11.05 $38.54 $ 36.14 Net Assets consist of: Paid in capital $24,056,576 $1,312,857,781 $1,367,174,248 Accumulated net realized gain (loss) (67,437) 62,704,413 150,410,098 Net unrealized appreciation on investments 1,248,523 313,812,124 169,289,709 Accumulated undistributed net investment income 213,040 — — $25,450,702 $1,689,374,318 $1,686,874,055
The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Operations
For the Year Ended June 30, 2006
Equity Income Fund Growth Fund Value Fund INVESTMENT INCOME Dividends (net of foreign taxes withheld of $0, $0 and $316,459, respectively) $ 496,817 $ 10,589,657 $ 27,103,400 Interest 36,247 3,121,948 3,903,706 Other income — 8,094 448,728 Total investment income 533,064 13,719,699 31,455,834 EXPENSES Investment advisory fees 167,080 12,712,196 19,930,825 Transfer agent fees 30,725 561,888 635,257 Reports to shareholders — 251,369 337,267 Custodian fees 10,421 371,368 428,133 Pricing fees 27,934 203,051 246,069 Professional fees 33,681 44,642 57,417 Registration and filing fees 20,732 34,103 26,983 Miscellaneous expenses 904 23,883 33,430 Directors’ fees and expenses 853 19,710 30,295 Total expenses 292,330 14,222,210 21,725,676 Expenses waived and reimbursed by Advisor (Note 2) (74,072) — — Net expenses 218,258 14,222,210 21,725,676 Net investment income (loss) 314,806 (502,511) 9,730,158 NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS Net realized gain on investments 1,824 69,915,840 173,580,142 Net change in unrealized appreciation (depreciation) on investments 1,235,646 86,155,525 (37,832,024) Net gain on investments 1,237,470 156,071,365 135,748,118 NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS $1,552,276 $155,568,854 $145,478,276
The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Changes in Net Assets
Equity Income Fund Growth Fund Period from January 31, 2005 Year Ended through Year Ended Year Ended June 30, June 30, June 30, June 30, 2006 2005 2006 2005
OPERATIONS Net investment income (loss) $314,806 $50,803 $(502,511) $ (3,142,905)
Net realized gain (loss) on investments 1,824 (56,815) 69,915,840 28,329,375
Net increase in unrealized appreciation of investments 1,235,646 12,877 86,155,525 18,946,511
Net increase in net assets from operations 1,552,276 6,865 155,568,854 44,132,981
DISTRIBUTIONS TO SHAREHOLDERS Distributions from ordinary income (152,533) — — —
Distributions from net realized capital gains (12,482) — (35,405,369) (23,729,781)
Net distributions (165,015) — (35,405,369) (23,729,781)
CAPITAL SHARE TRANSACTIONS Proceeds from sales of shares 16,180,179 8,419,848 353,645,898 687,734,375
Reinvestment of distributions 137,665 — 29,835,577 20,093,262
Less: redemptions of shares (666,247) (14,869) (507,834,420) (307,969,106)
Increase (decrease) resulting from capital share transactions 15,651,597 8,404,979 (124,352,945) 399,858,531
Total increase (decrease) in net assets 17,038,858 8,411,844 (4,189,460) 420,261,731
NET ASSETS Beginning of year 8,411,844 — 1,693,563,778 1,273,302,047
End of year $25,450,702 $8,411,844 $1,689,374,318 $1,693,563,778 Undistributed Net Investment Income included in net assets at end of year $213,040 $50,803 $— $ —
The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc. Statements of Changes in Net Assets
Value Fund Year Ended Year Ended June 30, 2006 June 30, 2005 OPERATIONS Net investment income $9,730,158 $ 10,705,840 Net realized gain on investments 173,580,142 246,645,725 Net decrease in unrealized appreciation of investments (37,832,024) (78,508,153) Net increase in net assets from operations 145,478,276 178,843,412 DISTRIBUTIONS TO SHAREHOLDERS Distributions from ordinary income (16,078,058) (15,996,704) Distributions from net realized capital gains (216,870,523) (288,644,525) Net distributions (232,948,581) (304,641,229) CAPITAL SHARE TRANSACTIONS Proceeds from sales of shares 200,186,023 510,656,976 Reinvestment of distributions 195,949,460 255,316,413 Less: redemptions of shares (893,269,040) (595,287,416) Increase (decrease) resulting from capital share transactions (497,133,557) 170,685,973 Total increase (decrease) in net assets (584,603,862) 44,888,156 NET ASSETS Beginning of year 2,271,477,917 2,226,589,761 End of year $1,686,874,055 $2,271,477,917 Undistributed Net Investment Income included in net assets at end of year $— $ —
The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund Financial Highlights
Selected data for each share of capital stock outstanding throughout each period
For the fiscal period from For the January 31, 2005 year ended through June 30, 2006 June 30, 2005+ Net Asset Value — Beginning of Period $ 10.10 $10.00 Income from Investment Operations Net Investment Income* 0.15 0.06 Net Gains on Investments (both realized and unrealized) 0.93 0.04 Total From Investment Operations 1.08 0.10 Less Distributions Distributions from Net Investment Income (0.12) 0.00 Distributions from Net Realized Capital Gains (0.01) 0.00 Total Distributions (0.13) 0.00 Net Asset Value — End of Period $ 11.05 $10.10 Total Return 10.75% 1.00%[1] Ratios/Supplemental Data Net Assets, End of Period (000’s) $25,451 $8,412 Ratio of Expenses to Average Net Assets Before expense reimbursement 1.67% 3.96%** After expense reimbursement[2] 1.25% 1.25%** Ratio of Net Investment Income (Loss) to Average Net Assets Before expense reimbursement 1.38% (0.60%)** After expense reimbursement 1.80% 2.11%** Portfolio Turnover Rate 60% 25%
* Net Investment Income per share has been computed before adjustments for book/tax differences.
** Annualized for periods of less than one year.
+ The Fund commenced investment operations on January 31, 2005. 1 Not Annualized. 2 See note 2 to Financial Statements.
The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the fiscal year ended June 30,									
	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Net Asset Value - Beginning of Year	$35.77	$35.38	$27.24	$28.10	$31.30	$29.45	$26.28	$33.26	$33.20	$32.21
Income from Investment Operations										
Net Investment Income (Loss)*	(0.01)	(0.07)	(0.04)	(0.08)	(0.12)	2.26	0.11	0.16	0.27	0.40
Net Gains (Losses) on Investments (both realized and unrealized)	3.58	1.02	9.10	(0.11)	(0.24)	3.89	4.99	(0.50)	4.92	3.71
Total From Investment Operations	3.57	0.95	9.06	(0.19)	(0.36)	6.15	5.10	(0.34)	5.19	4.11
Less Distributions										
Distributions from Net Investment Income	0.00	0.00	0.00	(0.06)	0.00	(2.44)	(0.15)	(0.14)	(0.32)	(0.36)
Distributions from Net Realized Capital Gains	(0.80)	(0.56)	(0.92)	(0.61)	(2.84)	(1.86)	(1.78)	(6.50)	(4.81)	(2.76)
Total Distributions	(0.80)	(0.56)	(0.92)	(0.67)	(2.84)	(4.30)	(1.93)	(6.64)	(5.13)	(3.12)
Net Asset Value - End of Year	$38.54	$35.77	$35.38	$27.24	$28.10	$31.30	$29.45	$26.28	$33.26	$33.20
Total Return	10.08%	2.65%	33.65%	(0.20%)	0.42%	23.34%	21.45%	3.05%	16.92%	13.92%
Ratios/Supplemental Data										
Net Assets, End of Year (000's)	$1,689,374	$1,693,564	$1,273,302	$448,393	$310,659	$182,117	$140,990	$185,683	$296,803	$353,029
Ratio of Expenses to Average Net Assets	0.85%	0.86%	0.88%	0.95%	1.02%	1.04%	1.09%	1.01%	0.95%	0.96%
Ratio of Net Investment Income (Loss) to Average Net Assets	(0.03%)	(0.21%)	(0.21%)	(0.47%)	(0.62%)	(0.26%)	0.31%	0.49%	0.76%	1.23%
Portfolio Turnover Rate	29%	32%	19%	27%	26%	43%	28%	51%	38%	37%

* Net Investment Income (Loss) per share has been computed before adjustments for book/tax differences.

The accompanying notes are an integral part of the financial statements.

22

Meridian Value Fund
Financial Highlights

Selected data for each share of capital stock outstanding throughout each period

	For the fiscal year ended June 30,									
	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Net Asset Value - Beginning of Year	$38.11	$40.35	$31.65	$30.34	$30.98	$25.88	$22.29	$19.30	$17.40	$15.32
Income from Investment Operations										
Net Investment Income (Loss)**	0.18	0.19	0.00	(0.03)	(0.05)	1.12	0.05	(0.10)	(0.19)	(0.26)
Net Gains (Losses) on Investments (both realized and unrealized)	2.45	2.96	8.70	1.34	(0.51)	5.75	5.91	3.56	4.32	3.20
Total From Investment Operations	2.63	3.15	8.70	1.31	(0.56)	6.87	5.96	3.46	4.13	2.94
Less Distributions										
Distributions from Net Investment Income	(0.32)	(0.28)	0.00	0.00	(0.04)	(1.09)	0.00	0.00	0.00	0.00
Distributions from Net Realized Capital Gains	(4.28)	(5.11)	0.00	0.00	(0.04)	(0.68)	(2.37)	(0.47)	(2.23)	(0.86)
Total Distributions	(4.60)	(5.39)	0.00	0.00	(0.08)	(1.77)	(2.37)	(0.47)	(2.23)	(0.86)
Net Asset Value - End of Year	$36.14	$38.11	$40.35	$31.65	$30.34	$30.98	$25.88	$22.29	$19.30	$17.40
Total Return	7.35%	8.00%	27.49%	4.32%	(1.78%)	27.95%	29.63%	18.92%	26.05%	20.55%+
Ratios/Supplemental Data										
Net Assets, End of Year (000's)	$1,686,874	$2,271,478	$2,226,590	$1,456,552	$1,297,207	$768,559	$87,930	$24,912	$12,196	$7,340
Ratio of Expenses to Average Net Assets	1.09%	1.08%	1.09%	1.11%	1.12%	1.10%	1.41%	1.63%	2.16%	2.51%*
Ratio of Net Investment Income (Loss) to Average Net Assets	0.49%	0.48%	0.01%	(0.12%)	(0.22%)	0.60%	0.39%	(0.65%)	(1.35%)	(1.96%)*
Portfolio Turnover Rate	58%	59%	81%	60%	54%	76%	86%	124%	133%	144%

+ The total returns would have been lower had certain expenses not been reduced during the periods shown.

* Not representative of expenses incurred by the Fund as the Adviser waived its fee and/or paid certain expenses of the Fund. As indicated in Note 2, the Adviser may reduce a portion of its fee and absorb certain expenses of the Fund. Had these fees and expenses not been reduced and absorbed, the ratio of expenses to average net assets would have been 2.80% and the ratio of net investment income to average net assets would have been a loss of 2.25% for the period ended June 30, 1997.

** Net Investment Income (Loss) per share has been computed before adjustments for book/tax differences.

The accompanying notes are an integral part of the financial statements.

23

Meridian Fund, Inc. Notes to Financial Statements
For the Year Ended June 30, 2006
1. Organization and Significant Accounting Policies: Meridian Fund, Inc., (the “Meridian Funds”), is comprised of the Meridian Equity Income Fund (the “Equity Income Fund”), the Meridian Growth Fund (the “Growth Fund”) and the Meridian Value Fund (the “Value Fund”). The Equity Income Fund, the Growth Fund and the Value Fund (each a “Fund” and collectively, the “Funds”) are registered under the Investment Company Act of 1940, as no-load, diversified, open-end management investment companies. The Equity Income Fund began operations and was registered on January 31, 2005. The Growth Fund began operations and was registered on August 1, 1984. The Value Fund began operations on February 10, 1994 and was registered on February 7, 1994.
The primary investment objective of the Equity Income Fund is to seek long-term growth of capital along with income as a component of total return.
The primary investment objective of the Growth Fund is to seek long-term growth of capital. Originally named Meridian Fund, the name was changed effective April 20, 2001 to Meridian Growth Fund, to more closely reflect the investment style. There was no change in how the Fund is managed.
The primary investment objective of the Value Fund is to seek long-term growth of capital.
The following is a summary of significant accounting policies for all of the Funds:
a. Investment Valuations: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors.
Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are amortized to maturity based on their cost.
b. Federal Income Taxes: It is the Funds’ policy to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), applicable to regulated investment companies and to distribute all of their taxable income to their shareholders; therefore, no federal income tax provision is required.
c. Security Transactions: Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and federal income tax purposes. Dividend income is recorded on the ex-dividend date. Interest income is accrued daily.
d. Cash and Cash Equivalents: All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Available funds are automatically swept into a Cash Reserve account, which preserves capital with a consistently competitive rate of return. Interest accrues daily and is credited by the third business day of the following month.

Meridian Fund, Inc. Notes to Financial Statements (continued)
For the Year Ended June 30, 2006
e. Expenses: Expenses arising in connection with a Fund are charged directly to that Fund. Expenses common to the Funds are generally allocated to each Fund in proportion to their relative net assets.
f. Use of Estimates: The preparation of financial statements in accordance with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and revenue and expenses at the date of the financial statements. Actual amounts could differ from those estimates.
g. Distributions to Shareholders: The Funds record distributions to shareholders on the ex-dividend date. The amount of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These “book/tax” differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification.
Distributions which exceed net investment income and net realized capital gains are reported as distributions in excess of net investment income or distributions in excess of net realized capital gains for financial reporting purposes but not for tax purposes. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital.
Permanent book-tax differences, if any, are not included in ending undistributed net investment income (loss) for the purposes of calculating net investment income (loss) per share in the Financial Highlights.
h. Guarantees and Indemnification: Under the Funds’ organizational documents, its Officers and Directors are indemnified against certain liability arising out of the performance of their duties to the Funds. Additionally, in the normal course of business, the Funds enter into contracts with service providers that contain general indemnification clauses. The Funds’ maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Funds that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.
2. Related Parties: The Funds have entered into a management agreement with Aster Investment Management Company, Inc. (the “Investment Adviser”). Certain Officers and/or Directors of the Funds are also Officers and/or Directors of the Investment Adviser. Beneficial ownership in the Funds by Richard F. Aster, Jr., President, as of June 30, 2006 were as follows:
Equity Income Fund 40.41% Growth Fund 1.00% Value Fund 0.88%
The Investment Adviser receives from the Equity Income Fund, as compensation for its services, an annual fee of 1% of the first $10,000,000 of the Equity Income Fund’s net assets, 0.90% of the next $20,000,000 of the Equity Income Fund’s net assets, 0.80% of the next $20,000,000 of the Equity Income Fund’s net

Meridian Fund, Inc. Notes to Financial Statements (continued)
For the Year Ended June 30, 2006
assets and 0.70% of the Equity Income Fund’s net assets in excess of $50,000,000. The fee is paid monthly and calculated based on that month’s daily average net assets.
The Investment Adviser receives from the Growth Fund, as compensation for its services, an annual fee of 1% of the first $50,000,000 of the Growth Fund’s net assets and 0.75% of the Growth Fund’s net assets in excess of $50,000,000. The fee is paid monthly and calculated based on that month’s daily average net assets.
The Investment Adviser receives from the Value Fund, as compensation for its services, an annual fee of 1% of the Value Fund’s net assets. The fee is paid monthly and calculated based on that month’s daily average net assets.
The Investment Adviser has contractually agreed to waive its fee and reimburse expenses, at least until November 1, 2006, to the extent that total annual operating expenses for the Equity Income Fund exceeds 1.25%. The Investment Adviser has voluntarily agreed to limit the operating expenses of the Growth and Value Funds to 2.50%. With respect to these limits, the Investment Adviser reimbursed the Equity Income Fund $74,072, but did not reimburse the Growth and Value Funds, during the year ended June 30, 2006. Subject to the approval of the Board of Directors of the Fund, the Fund will repay the Investment Adviser the amount of its reimbursement for the Equity Income Fund for up to three years following the reimbursement to the extent the Equity Income Fund’s expenses drop below 1.25%, after giving effect to repayment by the Fund. Either the Fund or the Investment Adviser can modify or terminate this arrangement at any time.
3. Capital Shares Transactions: Transactions in capital shares for the year ended June 30, 2006 and the year ended June 30, 2005 were as follows:
Equity Income Fund June 30, June 30, 2006 2005
Shares sold 1,518,742 834,727
Shares reinvested on reinvestment of distributions 12,963 —
1,531,705 834,727
Shares redeemed (61,043) (1,481)
Net increase 1,470,662 833,246

Meridian Fund, Inc. Notes to Financial Statements (continued)
For the Year Ended June 30, 2006
Growth Fund June 30, June 30, 2006 2005
Shares sold 9,349,992 19,610,076
Shares reinvested on reinvestment of distributions 805,510 548,115
10,155,502 20,158,191
Shares redeemed (13,664,615) (8,805,258)
Net increase (decrease) (3,509,113) 11,352,933
Value Fund June 30, June 30, 2006 2005
Shares sold 5,344,976 13,372,342
Shares reinvested on reinvestment of distributions 5,630,731 6,795,760
10,975,707 20,168,102
Shares redeemed (23,900,160) (15,746,779)
Net increase (decrease) (12,924,453) 4,421,323
4. Compensation of Directors and Officers: Directors and Officers of the Funds who are Directors and/or Officers of the Investment Adviser receive no compensation from the Funds. Directors of the Funds who are not interested persons, as defined in the Investment Company Act of 1940, receive compensation in the amount of $3,000 per annum and a $2,000 purchase of Equity Income Fund, Growth Fund or Value Fund shares, plus expenses and a $1,000 purchase in one of the Funds for each additional Board of Directors meeting attended other than the annual meeting.
5. Cost of Investments: The cost of investments purchased and the proceeds from sales of investments, excluding short-term obligations, for the year ended June 30, 2006, were as follows:
Purchases Proceeds from Sales Equity Income Fund $25,121,008 $9,962,422 Growth Fund 461,953,203 618,338,154 Value Fund 1,096,986,935 1,779,634,589

Meridian Fund, Inc. Notes to Financial Statements (continued)
For the Year Ended June 30, 2006
6. Distribution Information: Income and long-term capital gains distributions are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principles accepted in the United States. The tax character of distributions made during the fiscal years ended June 30, 2006 and June 30, 2005 were as follows:
2006 Taxable Distributions
Net Long-Term Total Fund Ordinary Income Capital Gains Distributions Equity Income Fund $165,015 $ — $165,015 Growth Fund — 35,405,369 35,405,369 Value Fund 26,262,428 206,686,153 232,948,581
2005 Taxable Distributions
Net Long-Term Total Fund Ordinary Income Capital Gains Distributions Equity Income Fund $— $ — $ — Growth Fund 10,056,382 13,674,732 23,731,114 Value Fund 15,996,704 288,644,525 304,641,229
7. Federal Income Taxes: Permanent differences, incurred during the year ended June 30, 2006, resulting from differences in book and tax accounting have been reclassified at year end to undistributed net investment income, accumulated realized gain/(loss) and paid-in capital as follows:
Increase/(Decrease) Increase/(Decrease) Increase/(Decrease) Undistributed Net Accumulated Realized Paid-In Capital Investment Income Gain/(Loss) Equity Income Fund $— $(36) $36 Growth Fund (502,511) 502,511 — Value Fund — 6,347,900 (6,347,900)
The aggregate cost of investments, unrealized appreciation and depreciation, for federal income tax purposes at June 30, 2006 is as follows:
Aggregate Gross Aggregate Gross Unrealized Unrealized Net Unrealized Aggregate Cost Appreciation Depreciation Appreciation Equity Income Fund $23,178,785 $1,649,088 $(461,332) $1,187,756 Growth Fund 1,313,789,903 345,132,325 (31,331,151) 313,801,174 Value Fund 1,464,460,023 204,767,944 (36,374,320) 168,393,624

Meridian Fund, Inc. Notes to Financial Statements (continued)
For the Year Ended June 30, 2006 Components of Accumulated Earnings (Losses) on a Tax Basis
Equity Income Fund Growth Fund Value Fund Undistributed ordinary income $ 213,040 $ — $ — Undistributed long-term capital gains — 62,715,363 151,306,183 Post October losses deferred (6,670) — — Unrealized appreciation 1,187,756 313,801,174 168,393,624 Total Accumulated Earnings $1,394,126 $376,516,537 $319,699,807
Post-October losses represent losses realized on investment transactions from November 1, 2005 through June 30, 2006 that, in accordance with Federal income tax regulations, the Funds have elected to defer and treat as having arisen in the following fiscal year. The differences between book and tax-basis unrealized appreciation are attributable primarily to the tax deferral of losses on wash sales.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Meridian Fund, Inc.
In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the financial highlights present fairly, in all material respects, the financial position of the Meridian Equity Income Fund», Meridian Growth Fund» and Meridian Value Fund» (constituting Meridian Fund, Inc., hereafter referred to as the “Funds”) at June 30, 2006, the results of each of their operations for the period then ended and the changes in each of their net assets and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as “financial statements”) are the responsibility of the Funds’ management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at June 30, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.
PricewaterhouseCoopers LLP San Francisco, California August 14, 2006

Meridian Fund, Inc. Additional Information
For the Year Ended June 30, 2006
1. Proxy Voting Record and Proxy Voting Policies and Procedures: A description of the policies and procedures that each Fund uses to determine how to vote proxies relating to portfolio securities along with information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30, 2006 is available (i) without charge, upon request, by calling (800) 446-6662; (ii) on our website at http://www.meridianfund.com; and (iii) on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov.
2. Information on Form N-Q: The Company files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q within sixty days after the end of the period. The Company’s Form N-Q is available on the SEC’s website at http://www.sec.gov, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Disclosure Regarding Approval of Investment Advisory Agreements (Unaudited)
The Directors of the Funds unanimously approved the continuance of the Investment Advisory Agreements between the Meridian Growth Fund, the Meridian Value Fund and the Meridian Equity Income Fund and the Adviser at a meeting held on October 5, 2005.
In preparation for the meetings, the Directors received and evaluated information supplied by the Adviser in response to a letter prepared by counsel, at the Board of Director’s request, which identified items that should be reviewed in order for the Directors to gain reasonable assurance that they have sufficiently considered all relevant and required information related to approval of the Advisory Agreements. The Directors examined and considered, among other items, performance and expense information of other investment companies with similar objectives, derived from data compiled by an independent third-party provider. The Independent Directors of the Funds also met in a private session at which no representatives of the Adviser were present prior to voting to approve the Advisory Agreements with respect to each of the Funds. In reaching their conclusions, the Directors considered factors they believed materially related to the selection of the Adviser, the approval of the fee structures and any other amounts paid under the Advisory Agreements. The Directors based their decisions on the evaluation of all factors taken as a whole and did not consider any one factor as all-important or controlling. Some of the factors considered are discussed in more detail below.
The Directors considered the nature, extent and quality of the investment research and portfolio management functions of the Adviser and the resources the Adviser has dedicated to performing services for the Funds. The Directors also considered the respective investment strategies of the Funds and noted favorably the Adviser’s demonstrated ability, over time, to achieve a highly competitive rate of return for long-term investors. The quality of other services, including the Adviser’s assistance in the coordination of the activities of the Funds relating to other service providers, fund administration and compliance programs also was considered. The Directors considered the consistency of the Funds’ service quality when forming a basis for their confidence in the Adviser’s integrity and competence, in light of their on-going experience as Directors of the Funds. The Directors concluded that, in all material respects, they were satisfied with the nature, extent and quality of services provided (and expected to be provided) to the Funds under the Advisory Agreements.
At their meetings, the Directors reviewed the current and long-term performance of the Funds. The Directors noted that both the Meridian Growth Fund and the Meridian Value Fund had recently been recognized by independent rating agencies as being among the top performing funds in their categories over a ten and five year period, respectively. In addition to the information reviewed by the Directors during the meetings, the Directors receive detailed monthly performance reports for the Funds throughout the year. These reports present the Funds’ performance in comparison to both broad market and peer group indices. Based upon their review, the Directors concluded that the Adviser’s management of the Funds’ investment portfolios has resulted in consistently competitive performance overall and, in particular, returns for long-term investors that are well above average.

Disclosure Regarding Approval of Investment Advisory Agreements (Unaudited) (continued)
The Directors considered the direct and indirect costs incurred by the Adviser in providing investment management services for the Funds. In light of the changes in assets under management for each Fund during relevant time periods, the Directors concluded that economies of scale currently being realized do not necessarily warrant the implementation of additional breakpoints for any of the Funds. While intending to monitor future growth in Fund assets, and to the extent that economies of scale are realized, the Directors believe that current advisory fee levels reflect an equitable sharing of benefits with shareholders. The Directors concluded that profits being realized by the Adviser from its relationship with the Funds are reasonable and appropriate, based on the business judgment of the Directors, with consideration duly given to, among other things, the nature and quality of services provided, the outstanding long-term performance of the Funds, investment industry practices and comparable funds’ average fee expense, determined using independent third party data. The Directors recognized that it is difficult to make comparisons of profitability from investment advisory contracts. This is because comparative information is not generally publicly available and is affected by numerous factors, including the structure of the particular adviser, the type of clients it advises, its business mix, and numerous assumptions regarding allocations and the adviser’s capital and management structure.
The Directors additionally considered certain benefits the Adviser realizes due to its relationship with the Funds. In particular, the Adviser has arrangements under which certain brokers may provide industry research to the Adviser’s portfolio managers through the use of a portion of the brokerage commissions generated from the Adviser’s trading activities on behalf of the Funds. The Directors acknowledge that the Funds’ shareholders benefit as well from these research products paid for through broker commissions and soft dollar arrangements.

Information About the Directors and Officers of Meridian Fund, Inc.
The individuals listed below serve as Directors or Officers of Meridian Fund, Inc. (the “Meridian Funds”). Each Director of the Meridian Funds serves until a successor is elected and qualified or until resignation. Each Officer of the Meridian Funds is elected annually by the Board of Directors. The address of all Officers and Directors is 60 East Sir Francis Drake Blvd., Suite 306, Larkspur, CA 94939. The Meridian Funds’ Statement of Additional Information (SAI) includes more information about the Directors. To request a free copy, call Meridian Funds at 1-800-446-6662.
Interested Directors *
Richard F. Aster, Jr. (66)
Positions(s) Held with Meridian Funds: President, Chairman of the Board, Portfolio Manager Length of Service (Beginning Date): May 3, 1985 Principal Occupation(s) During Past 5 Years: President, Aster Investment Management, Inc. Number of Portfolios Overseen: 3 Other Directorships: N/A
Michael Stolper (61)
Positions(s) Held with Meridian Funds: Director Length of Service (Beginning Date): May 3, 1985 Principal Occupation(s) During Past 5 Years: Investment Adviser and Broker/Dealer, Stolper & Company, Inc. Number of Portfolios Overseen: 3 Other Directorships: Kane Miller Publishing, Window Pane Funds
* Aster Investment Management, Inc. is investment adviser to the Meridian Funds.
Mr. Stolper is a minority owner of Aster Investment Management, Inc.

Information About the Directors and Officers of Meridian Fund, Inc. (continued)
Independent Directors
Ralph Cechettini (66)
Positions(s) Held with Meridian Funds: Director Length of Service (Beginning Date): October 6, 2004 Principal Occupation(s) During Past 5 Years: Owner and Portfolio Manager, CIM Portfolio Advisers; Managing Partner, Pivotal Asset Management, LLC Number of Portfolios Overseen: 3 Other Directorships: Guide Dogs for the Blind, Inc.
Michael S. Erickson (54)
Positions(s) Held with Meridian Funds: Director Length of Service (Beginning Date): May 3, 1985 Principal Occupation(s) During Past 5 Years: Private Investor Number of Portfolios Overseen: 3 Other Directorships: AeroAstro, Decimal, Inc., The Marin School
James Bernard Glavin (71)
Positions(s) Held with Meridian Funds: Vice Chairman of the Board Length of Service (Beginning Date): May 3, 1985 Principal Occupation(s) During Past 5 Years: Chairman of the Board, The Immune Response Corp. Number of Portfolios Overseen: 3 Other Directorships: N/A
Herbert Charles Kay (69)
Positions(s) Held with Meridian Funds: Director Length of Service (Beginning Date): May 3, 1985 Principal Occupation(s) During Past 5 Years: Private Investor Number of Portfolios Overseen: 3 Other Directorships: N/A
Officers
Gregg B. Keeling, CPA (51)
Positions(s) Held with Meridian Funds: Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer Length of Service: (Beginning Date) April 1999 Principal Occupation(s) During Past 5 Years: Aster Investment Management, Inc., Vice President of Operations and Chief Compliance Officer

Management’s Discussion of Meridian Equity Income Fund Performance
During the fiscal year ended June 30, 2006, the Meridian Equity Income Fund gained 10.75% compared to a gain of 8.62% for the S&P 500 with reinvested dividends, a gain of 14.58% for the Russell 2000, and a gain of 5.60% for the NASDAQ. The positive performance reflected the strength of our holdings in the consumer products, electrical equipment, industrial services, paper/forest products, retail and telecommunications services sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector. This was offset, primarily by weakness in our holdings in the banking, business services, chemicals, and insurance sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector. Not being weighted in the best performing sectors during the period materially affected the Fund’s performance. The Fund emphasizes investments in companies that pay dividends or interest, have the potential for capital appreciation and which the Investment Adviser believes may have the capacity to raise dividends in the future.
Value of $10,000 invested in the Meridian Equity Income Fund and the S&P 500
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.
* Inception date.

Management’s Discussion of Meridian Growth Fund Performance
During the fiscal year ended June 30, 2006, the Meridian Growth Fund gained 10.08% compared to a gain of 8.62% for the S&P 500 with reinvested dividends, a gain of 14.58% for the Russell 2000, and a gain of 5.60% for the NASDAQ. The positive performance reflected the strength of our holdings in the brokerage and money management, business services and industrial products and services sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector. This was offset, primarily by weakness in our holdings in the banking, consumer services, healthcare services, restaurants, retail and telecommunication equipment sectors, as well as the performance of individual stocks that may be the only issue we own in a particular sector. Not being weighted in the best performing sectors during the period materially affected the Fund’s performance. Additionally, as the Fund’s investments include companies that are relatively small in terms of total assets, revenues and earnings, the Fund’s performance is influenced by the broad stock market fluctuations of the small and mid-cap company sectors.
Value of $10,000 invested in the Meridian Growth Fund, the S&P 500 and the Russell 2000
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.

Management’s Discussion of Meridian Value Fund Performance
During the fiscal year ended June 30, 2006, the Meridian Value Fund gained 7.35% compared to a gain of 8.62% for the S&P 500 with reinvested dividends, a gain of 14.58% for the Russell 2000, and a gain of 5.60% for the NASDAQ. The positive performance reflected the strength of our holdings in the aerospace/ defense, energy, industrial products/services, real estate, telecommunications equipment and transportation sectors. This was offset primarily by weakness in our holdings, with some exceptions, in the food and beverage, consumer services, furniture/fixtures, healthcare products/services, media and retail sectors. These factors materially affected the Fund’s performance.
The Meridian Value Fund’s strategy is to invest in stocks, across a range of market capitalizations, which the Investment Adviser believes are undervalued in relation to the issuer’s long-term earnings power, asset value and/or the stock market in general. Investments include both smaller company equities and mid-to-large capitalization stocks. Based on this strategy, the Fund’s average compounded annual return for the ten-year period from June 30, 1996 to June 30, 2006 was 16.33% compared to 8.30% for the S&P 500, with reinvested dividends. The Fund did not approach full investment status until June 30, 1995, with cash comprising approximately 45-50% of the Fund’s total portfolio from inception until June 30, 1995. The Meridian Value Fund’s average compounded annual return from inception to June 30, 2006 was 16.95%, compared to 10.90% for the S&P 500, with reinvested dividends.
Value of $10,000 invested in the Meridian Value Fund and the S&P 500
Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.

2006 TAX NOTICE TO SHAREHOLDERS (Unaudited)
The information set forth below is for the Fund’s fiscal year as required by Federal laws. Shareholders, however, must report distributions on a calendar year basis for income tax purposes, which may include distributions for portions of two fiscal years of a fund. Accordingly, the information needed by shareholders for income tax purposes will be sent to them in early 2007. Please consult your tax advisor for proper treatment of this information.
Pursuant to Internal Revenue Code Section 852(b)(3), the Funds listed below designate the amounts listed below as a long-term capital gain distribution of the year ended June 30, 2006:
Equity Income Fund $ —
Growth Fund $35,405,369
Value Fund $206,686,153
Pursuant to Internal Revenue Code Section 854(b)(2), the Funds listed below designate a percentage of its ordinary income dividends distributed during the year ended June 30, 2006 as qualifying for the corporate dividends-received deduction:
Equity Income Fund 89.14% Growth Fund 37.78% Value Fund 92.07%
Pursuant to Section 1(h)(11) of the Internal Revenue Code, the Funds listed below designate the following amounts of their income dividends paid during the year ended June 30, 2006 as qualified dividend income (QDI):
Equity Income Fund 100.00% Growth Fund 0.00% Value Fund 77.21%

MERIDIAN FUND, INC.
This report is submitted for the information of shareholders of Meridian Fund, Inc. It is not authorized for distribution to prospective investors unless preceded or accompanied by an effective prospectus.
Officers and Directors
RICHARD F. ASTER, JR.
President and Director
RALPH CECHETTINI
MICHAEL S. ERICKSON
HERBERT C. KAY
JAMES B. GLAVIN
MICHAEL STOLPER
Directors
GREGG B. KEELING Chief Financial Officer, Treasurer and Secretary Chief Compliance Officer
Custodian
PFPC TRUST COMPANY Philadelphia, Pennsylvania
Transfer Agent and Disbursing Agent
PFPC, INC. King of Prussia, Pennsylvania (800) 446-6662
Counsel
MORRISON & FOERSTER LLP
Washington, D.C.
Auditors
PRICEWATERHOUSECOOPERS LLP
San Francisco, California
MERIDIAN EQUITY INCOME FUND MERIDIAN GROWTH FUND MERIDIAN VALUE FUND
ANNUAL REPORT
60 E. Sir Francis Drake Blvd.
Wood Island, Suite 306 Larkspur, CA 94939
www.meridianfund.com
Telephone (800) 446-6662
June 30, 2006

Meridian Equity Income Fund Top 10 Holdings as of 6/30/2006 Percentage Holding Market Value of Portfolio BellSouth Corp. $810,880 3.2 % Delta and Pine Land Co. 782,040 3.1 Eli Lilly & Co. 730,946 2.9 Chevron Corp. 709,036 2.8 Autoliv, Inc. 708,539 2.8 Reynolds American, Inc. 706,212 2.8 Emerson Electric Co. 704,004 2.8 VF Corp. 702,972 2.8 R. R. Donnelley & Sons Co. 695,711 2.7 Limited Brands, Inc. 693,489 2.7 Net Assets $25,450,702
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© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Equity Income Fund Top 10 Sectors as of 6/30/2006 Sector Market Value Pct. Assets Telecommunications Services $1,473,116 5.8 % Business Services 1,378,001 5.4 Consumer Products 1,371,335 5.4 Industrial Services 1,362,169 5.3 Paper/Forest Products 1,353,139 5.3 Electrical Equipment 1,350,853 5.3 Industrial Products 1,337,557 5.3 Insurance 1,336,805 5.2 Chemicals 1,309,351 5.1 Brokerage & Money Management 1,259,719 4.9 Net Assets $25,450,702
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy | Disclosure of Portfolio Holdings | Proxy Voting
© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund is a no load, diversified mutual fund and began operations on August 1, 1984. The primary objective of the fund is to seek long-term growth of capital. Meridian Growth invests primarily in growth stocks, including those with small and medium sized market values. Richard F. Aster, Jr. has managed the fund since its inception.
The Wall Street Transcript interview with Richard Aster Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.
For the most recent performance, please call our shareholder services at 800-446-6662
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy | Disclosure of Portfolio Holdings | Proxy Voting
© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Holdings as of 6/30/2006 Percentage Holding Market Value of Portfolio American Tower Corp. Class A $51,889,488 3.1 % Las Vegas Sands Corp. 47,105,300 2.8 DENTSPLY International, Inc. 46,237,800 2.7 Mercury General Corp. 45,742,902 2.7 Edwards Lifesciences Corp. 44,089,134 2.6 Granite Construction, Inc. 43,358,927 2.6 United Rentals, Inc. 43,086,654 2.6 Host Hotels & Resorts, Inc. 42,321,730 2.5 C. R. Bard, Inc. 42,291,167 2.5 DaVita, Inc. 42,165,480 2.5 Net Assets $1,689,374,318
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© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Sectors as of 6/30/2006 Sector Market Value Pct. Assets Retail $177,612,494 10.5 % Industrial Services 163,872,560 9.7 Healthcare Products 139,371,101 8.3 Healthcare Services 115,265,066 6.8 Tech-Software 113,026,753 6.7 Brokerage & Money Management 83,528,714 4.9 Industrial Products 75,794,366 4.5 Tech-Hardware 68,062,080 4.0 Banking 65,969,641 3.9 Business Services 64,925,802 3.8 Net Assets $1,689,374,318
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy | Disclosure of Portfolio Holdings | Proxy Voting
© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund is a no-load, diversified mutual fund, and began operations on February 10, 1994. The primary objective of the fund is to seek long-term growth of capital. Meridian Value invests primarily in equities of companies which are, we believe, undervalued in relation to the company’s long-term earning power or asset value, or the stock market in general. This may include companies which have suffered earnings declines but which are, we believe, positioned to resume long-term growth. Investments include equities across all market capitalizations and industry groups. Richard F. Aster, Jr., the fund’s founder, heads up an investment team which includes Jamie England, Larry Cordisco and Jim O ‘Connor.
Lipper Ranks Meridian Value Fund Number One ( © 2006 REUTERS. Click for Restrictions)
The Wall Street Transcript interview with Jamie England Past performance is not predictive of future performance. The graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. Net asset value, investment return and principal value will fluctuate, so shares, when redeemed, may be worth more or less than their original cost.
For the most recent performance, please call our shareholder services at 800-446-6662
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy | Disclosure of Portfolio Holdings | Proxy Voting
© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Holdings as of 6/30/2006 Percentage Holding Market Value of Portfolio Baxter International, Inc. $52,625,616 3.1 % Newell Rubbermaid, Inc. 51,972,543 3.1 Waste Management, Inc. 48,333,948 2.9 JPMorgan Chase & Co 47,208,000 2.8 Schering-Plough Corp. 47,053,578 2.8 AmerisourceBergen Corp. 45,231,680 2.7 Nokia Oyj ADR 43,664,352 2.6 Allied Waste Industries, Inc. 43,037,360 2.6 Manitowoc Co., Inc. 42,034,700 2.5 Safeway, Inc. 38,903,800 2.3 Net Assets $1,686,874,055
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy | Disclosure of Portfolio Holdings | Proxy Voting
© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Sectors as of 6/30/2006 Sector Market Value Pct. Assets Technology $184,477,573 10.9 % Real Estate 128,001,643 7.6 Banking 126,474,850 7.5 Industrial Services 109,135,836 6.5 Retail 102,787,265 6.1 Industrial Products 98,698,984 5.8 Energy 96,163,629 5.7 Consumer Products 84,617,595 5.0 Telecommunications Equipment 84,453,462 5.0 Healthcare Products 78,816,370 4.7 Net Assets $1,686,874,055
Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy | Disclosure of Portfolio Holdings | Proxy Voting
© 2000-2006 Meridian Fund, Inc. All rights reserved.